Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Nine Months
					Ended
					September 30,
	2003	2004	2005	2006	2007
	(in thousands)
Earnings
Income From Continuing Operations *	104,958	112,658	138,639	158,538	100,658
Fixed Charges	93,294	80,695	93,414	101,905	86,556
Distributed Income of Equity Investment	28,003	47,213	37,085	63,483	96,967
Capitalized Interest	(5,290)	(4,227)	(6,759)	(10,681)	(8,813)

Total Earnings	220,965	236,339	262,379	313,245	275,368

Fixed Charges
Interest Expense	84,250	72,053	81,861	86,171	71,897
Capitalized Interest	5,290	4,227	6,759	10,681	8,813
Rental Interest Factor	3,754	4,415	4,794	5,053	5,846

Total Fixed Charges	93,294	80,695	93,414	101,905	86,556

Ratio: Earnings / Fixed Charges	2.37	2.93	2.81	3.07	3.18

*	Excludes discontinued operations, gain on sale of assets, provision for taxes and undistributed equity earnings.